UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or “Company”), in continuation of the information disclosed in the Material Fact published on this date, hereby informs its shareholders and the market in general that during the period for its shareholders to declare their intention to convert their preferred shares into common shares issued by the Company (the “Voluntary Conversion”) and for the offer to exchange (the “Exchange Offer”) American Depositary Shares representing preferred shares (“Preferred ADSs”) for American Depositary Shares representing common shares (“Common ADSs”), which expired on October 1, 2015, 314,250,655 preferred shares of Oi (including preferred shares represented by Preferred ADSs), or 66.84% of the outstanding preferred shares, were tendered for conversion or exchange by their holders.

In light of this result, the Board of Directors of Oi will meet on October 8, 2015 to review these results and vote on the approval of the Voluntary Conversion.

Additionally, the following steps related to the Voluntary Conversion are expected to take place on the dates specified below:

On October 9, 2015: the preferred shares offered for conversion will be converted into common shares and held in the custody accounts of the shareholders with the São Paulo Stock Exchange (“BM&FBovespa”) or Banco do Brasil.

From October 13, 2015: the common shares issued as a result of the Voluntary Conversion can be traded on the BM&FBovespa.

After the conclusion of the Voluntary Conversion, 155,915,486 preferred shares that were not tendered for conversion or exchange by their holders will remain outstanding.

Upon the implementation of the Voluntary Conversion, the share capital of Oi will consist of the following:

	Common Shares	%	Preferred Shares	%	Total
Outstanding Shares	519,751,657	77.8	155,915,486	98.9	675,667,143
Treasury Shares	148,282,004	22.2	1,811,755	1.1	150,093,759
Total	668,033,661	100.0	157,727,241	100.0	825,760,902

The Company will keep its shareholders and the market informed of any new relevant information as related to the Voluntary Conversion.

Rio de Janeiro, October 2, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães
Title: Chief Financial Officer and Investor Relations Officer